IASG Elects Arlene M. Yocum to Board of Directors

Albany, New York (November 1, 2005) - Integrated Alarm Services Group, Inc. (NASDAQ - IASG) announced today that Arlene M. Yocum was elected to the Company's board of directors. Ms. Yocum is Executive Vice President and Managing Executive of Client Services for PNC Advisors Wealth Management and Institutional Investment Group. She has been in management and executive positions with PNC Advisors and PNC Bank since 1990. Previously Ms. Yocum was legal counsel with Fidelity Bank and in private practice with the law firm of Blank Rome, LLC. Ms. Yocum holds a J.D. from the Villanova School of Law.

"We are delighted to have Arlene join IASG's board," said Timothy M. McGinn, CEO and Chairman of the Board of IASG. "She brings strong corporate and customer service experience and will be a great asset on our board and to our Company".

"I am excited to join the IASG board," said Ms. Yocum. "They have a compelling strategy, good group of people and great potential."

About IASG

Integrated Alarm Services Group provides total integrated solutions to independent security alarm dealers located throughout the United States to assist them in serving the residential and commercial security alarm market. IASG's services include alarm contract financing including the purchase of dealer alarm contracts for its own portfolio and providing loans to dealers collateralized by alarm contracts. IASG, with approximately 5,600 independent dealer relationships, is also the largest wholesale provider of alarm contract monitoring and servicing. For more information about IASG please visit our web site at http://www.iasg.us.